UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012.

Commission File Number 001-35100

Quest Rare Minerals Ltd.

(Translation of registrant’s name into English)

1155 University Street, Suite 1308, Montreal, Québec Canada, H3B 3A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST RARE MINERALS LTD.
(Registrant)

Date January 12, 2012	By	(Signed) Mark Schneiderman
(Signature) * Mark Schneiderman
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Quest Rare Minerals Ltd.

QUEST REPORTS STRONG SUMMER PROGRAM DRILL RESULTS AT

STRANGE LAKE, INTERSECTS 144.4 METRES AT 1.44% TREO,

STRANGE LAKE, QUÉBEC

Highlights:

-

Strange Lake B-Zone summer drilling program was designed to complete in-fill drilling of the B-Zone rare earth deposit to the limits of the virtual 25-year open-pit mine shell on 50 m by 50 m drill centres, to a maximum vertical penetration of 150 m

-	Drilling shows that mineralization continues to the lateral and vertical limits of the pit shell and remains open to the southwest and northeast

-	Multiple, high-grade intersections of between 1.12% and 6.11% TREO over thicknesses of 2.34 m to 144.3 m characterize all holes drilled into the zone. These intersections are contained within a larger 95.2 and 147.0 m-thick mineralized envelope grading between 0.87%-1.07% TREO

-	Heavy REO of between 22.4% and 76.5% of TREO continues to characterize the mineralization

-	In addition to definition drilling, geotechnical and metallurgical test holes were completed for input into the pre-feasibility study currently underway

Toronto, January 12, 2012 – Quest Rare Minerals Ltd. (TSX-V; NYSE Amex: QRM) is pleased to report the assay results from the 2011 definition diamond drilling program completed on its Strange Lake B-Zone Rare Earth Element (REE) deposit. Final lab results for holes BZ-11-118 to BZ-11-255 have returned multiple, high-grade Total Rare Earth Oxide (TREO) intersections of between 1.12% and 6.11% over thicknesses of 2.34 m to 147.0 m. Heavy Rare Earth Oxide (HREO) represents between 22.4% and 76.5% of the TREO content intersected in the new drilling. Best intersection grades returned 1.44% TREO over 144.4 m (BZ11218); 1.23% TREO over 116.1 m (BZ11189), including 3.04% TREO over 11.7 m and 4.9% TREO over 4.9 m; and 1.18% TREO over 95.9 m (BZ11135), including 1.48% TREO over 45.6 m and 3.29% TREO over 9.9 m. Important enrichment in zirconium (ZrO2), niobium (Nb2O5) and hafnium (HfO2) continues to characterize mineralization. The detailed drill sample analysis table and typical diamond drill sections are available on Quest’s website homepage at www.questrareminerals.com.

“Our 2011 definition program has now provided Quest with the confidence of good continuity and grade of the B-Zone deposit within the pit shell outline established by our April 2011 Revised Resource Estimate,” said Peter Cashin, Quest’s President & CEO. “Our exploration efforts will now focus on upgrading our Indicated and Inferred Resource into Proven and Probable Reserves, to be used in the pre-feasibility study now underway for the B-Zone. We have now defined sufficient resources to more than satisfy the minimum 25-year production model established by the Preliminary Economic Assessment report delivered in 2010. Geotechnical and metallurgical drilling in support of our pre-feasibility study was also completed during the 2011 field season.”

B-Zone Definition Drill Program

Assays have been received for 138 diamond drill holes representing 17,110.4 m (see Table 1). The drilling program tested the extent of B-Zone mineralization to the limits of the Whittle Pit shell established by Quest’s 43-101 Revised Resource Estimate (see Press Release: April 13, 2011), on a 50 m by 50 m drilling pattern (see Figure 1). The new drilling was focused on tight definition of the upper 150 m of the deposit, although mineralization is observed to continue down to 325 m vertical. In addition to enlarging the peripheral limits to the deposit within the pit shell, drilling indicates that good higher-grade Pegmatite-style mineralization continues to the southwest, past the established limit to the pit shell (see Figure 2). In addition to the definition drilling, 53 holes for 4,772.0 m were completed for metallurgical testing purposes across the full extent of mineralization defined within the pit shell as well as for geotechnical testing. This data will be used in the pre-feasibility study currently underway on the B-Zone.

The best results from the definition drill program (see Table 1 for drillhole locations) are:

HOLE-ID	FROM	TO	Length (m)		LREO%	HREO%	%(HREO/TREO)
BZ11118	12.86	54.47	41.61	1.6260	0.8491	0.7769	47.78
including	18.30	30.57	12.27	2.3812	1.1662	1.2150	51.03

BZ11122	9.00	115.19	106.19	1.1078	0.6264	0.4814	43.46
including	27.18	44.00	16.82	1.7909	0.7524	1.0387	58.00
and including	27.18	34.90	7.72	2.7055	1.0407	1.6649	61.54
and including	84.41	96.10	11.69	1.3249	0.7121	0.6130	46.27

BZ11124	16.80	72.40	55.60	1.1349	0.6233	0.5115	45.07
including	16.80	32.50	15.70	1.4139	0.8132	0.6007	42.48
and including	69.18	72.40	3.22	2.4528	1.1808	1.2714	51.83

BZ11125	2.82	126.00	123.18	1.1257	0.5773	0.5484	48.72
including	19.80	37.25	17.45	2.5327	0.8238	1.7088	67.47
and including	27.60	35.25	7.65	3.6087	0.9373	2.6714	74.03
and including	79.94	97.50	17.56	1.0490	0.6454	0.4036	38.47

BZ11126	3.00	126.00	123.00	1.0726	0.5951	0.4773	44.50
including	31.00	60.64	29.64	1.8610	0.9088	0.9522	51.16
and including	31.00	39.71	8.71	2.4447	1.0988	1.3456	55.04
and including	50.46	55.36	4.90	3.6769	1.8551	1.8218	49.55
and including	50.46	60.64	10.18	2.3681	1.2265	1.1416	48.21

BZ11135	1.25	97.00	95.75	1.1843	0.6218	0.5626	47.50
including	4.75	50.36	45.61	1.4832	0.6760	0.8073	54.43
and including	40.50	50.36	9.86	3.2870	1.0947	2.1922	66.69
and including	4.75	6.58	1.83	3.3806	1.6622	1.7179	50.82

HOLE-ID	FROM	TO	Length (m)	TREO%	LREO%	HREO%	%(HREO/TREO)
BZ11138	2.30	126.00	123.70	1.0830	0.6115	0.4717	43.55
including	2.30	45.00	42.70	1.3366	0.7258	0.6109	45.70
and including	6.73	17.34	10.61	1.5308	0.7573	0.7734	50.52
and including	27.86	36.00	8.14	1.6422	0.9113	0.7310	44.51
and including	92.00	109.64	17.64	1.2895	0.7180	0.5715	44.32

BZ11141	3.77	126.00	122.23	1.1390	0.6134	0.5256	46.14
including	3.77	47.36	43.59	1.5088	0.6900	0.8188	54.27
and including	9.33	27.00	17.67	1.8384	0.8029	1.0356	56.33
and including	20.31	27.00	6.69	2.2973	0.9061	1.3910	60.55
and including	44.00	47.36	3.36	3.2102	1.1954	2.0148	62.76

BZ11143	1.69	126.00	124.31	1.1291	0.6668	0.4623	40.94
including	46.87	64.00	17.13	2.7298	1.5151	1.2148	44.50

BZ11150	9.20	111.00	101.80	1.0993	0.6641	0.4352	39.59
including	45.94	59.25	13.31	1.9343	0.9742	0.9600	49.63
and including	53.89	59.25	5.36	2.1683	0.8414	1.3270	61.20
and including	75.50	81.68	6.18	1.4024	0.8750	0.5278	37.64

BZ11164	6.00	126.00	120.00	1.0924	0.5848	0.5076	46.47
including	23.90	73.65	49.75	1.4425	0.6794	0.7631	52.90
and including	58.98	60.55	1.57	2.0250	1.1133	0.9118	45.02
and including	68.45	73.65	5.20	4.1464	1.4708	2.6756	64.53

BZ11176	6.49	150.00	143.51	1.0957	0.6054	0.4903	44.75
including	11.00	60.35	49.35	1.3325	0.6583	0.6741	50.59
and including	22.16	60.35	38.19	1.4486	0.6917	0.7570	52.25

BZ11189	9.90	126.00	116.10	1.2293	0.7328	0.4965	40.39
including	32.54	36.48	3.94	4.9015	2.3843	2.5172	51.36
and including	76.66	88.34	11.68	3.0352	1.5811	1.4541	47.91

BZ11218	5.65	150.00	144.35	1.1437	0.6226	0.5211	45.56
including	17.60	18.60	1.00	3.1681	2.4576	0.7105	22.43
and including	34.48	40.48	6.00	2.0526	0.7954	1.2572	61.25
and including	118.15	126.15	8.00	2.6715	1.2857	1.3858	51.87

BZ11228	3.30	126.00	122.70	1.1060	0.6576	0.4484	40.54
including	4.60	58.41	53.81	1.3265	0.7528	0.5737	43.25
and including	24.50	30.65	6.15	2.0825	1.2053	0.8772	42.12
and including	38.38	44.60	6.22	1.9376	0.9378	0.9998	51.60

Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3=lanthanum oxide (*), Ce2O 3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O 3=neodymium oxide (*), Sm2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3 =gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3 =dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3 =erbium oxide, Tm2O3=thulium oxide (*), Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O 3=praseodymium oxide, Nd2O3 =neodymium oxide, Sm2O3=samarium oxide ; HREO=heavy rare earth oxides, includes Y2O3 =yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3 =dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O 3=thulium oxide, Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide. The principal REO at the B-Zone are depicted by an asterisk (*).

The better grades of mineralization are associated with what is termed Pegmatite-style material, which is composed of a high proportion of pegmatite sheets that are intercalated with extremely-altered Strange Lake peralkaline granite at the uppermost parts of the B-Zone mineralized system. The highly-altered, granite-hosted zones continue to carry elevated grades of REE in excess of 0.7% TREO over core lengths of more than 314.6 m (see Press Release: December 9, 2010). These grades exceed the economic cut-off of 0.58% TREO determined for the deposit by Quest’s Revised Resource Estimate for the B-Zone (see Press Release: April 13, 2011).

2012 Exploration Program

Plans for upcoming winter and summer exploration programs on the B-Zone are well advanced and will include 15,000 m of exploration and geotechnical drilling, prospecting, geological mapping and rock sampling as well as the collection of additional bulk sample material to supplement an 18-tonne sample currently in storage. This material will be used for the planned Pilot Mill testing program to be undertaken once the metallurgical flow sheet for the B-Zone has been finalized. In addition, preliminary engineering and baseline environmental work for use in the current pre-feasibility study for the B-Zone will continue. As well, parallel-path data collection for use in the subsequent bankable feasibility study (BFS) of the B-Zone has been undertaken as a means to fast-track completion of the BFS. The exploration drilling will focus on defining additional areas of surface high grade Pegmatite-style mineralization on five priority targets located on the Strange Lake property.

Quality Control

Mr. Peter Cashin, P. Geo., is the qualified person on the Strange Lake Project under National Instrument 43-101 and is responsible for this news release. Material for analysis has been obtained from drill core which was cut in half using a diamond saw. Half of the core was sent to the lab for analysis, with the remaining half left on-site for future reference. A strict QA/QC program is followed which includes the use of elemental standards, duplicates and blanks. Analyses were performed by Activation Laboratory Limited of Ancaster, Ontario.

About Quest Rare Minerals

Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX Venture Exchange and NYSE Amex as “QRM” and is led by a highly-respected management and technical team with a proven mine finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest recently filed a 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a marketed equity financing completed in October 2010, Quest has a strong working capital position of $44.5 million. This will be sufficient to advance Quest’s plans of completing pre-feasibility and bankable feasibility studies of the B-Zone REE deposit and to continue exploration on its other rare earth properties.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest Rare Minerals Ltd. (“Quest”), or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated March 2, 2011, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the quarter ended July 31, 2011, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or toll-free: 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL : www.questrareminerals.com

Figure 1 – Geological and Diamond Drilling Compilation Map, B-Zone REE Deposit, Strange Lake Project, Québec

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QUEST
RARE MINERALS LTD.
Quest Global Collars
2011 collars
Optimized Whittle
Open-Pit Shell
Outline
Scale: 1:7,500
Quest Rare Minerals
Strange Lake Project
B Zone
2011 Drilling

Figure 2 – Cumulative Thickness Isopach Map of Pegmatite-style Mineralization, B-Zone REE Deposit, Strange Lake, Quebec

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Quest Rare Minerals Ltd.
Quest Global Collars
2009 collars
2010 collars
2011 collars
2011 metallurgy collars
2011 geotechnical collars
Strange Lake trench outlines
Lac Brisson air strip
Quartz monzonite
Peg_thickness.tif
RGB
Red: Band_1
Green: Band_2
Blue: Band_3
Fluorite-hematite breccia
Unsubdivided gneiss
Inclusion bearing subsolvus granite
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NAD83/ZONE20N
Scale: 1:7,500
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Open-Pit Shell
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Strange Lake Project
B Zone
2011 Drilling

Table 1 – Summer Diamond Drillhole Location Table, B-Zone Deposit, Strange Lake, Québec

BZ11118	427980	6243074	449	125.30	-90.00	0.00
BZ11119	428027	6243000	457	114.05	-90.00	0.00
BZ11120	428063	6242949	463	117.00	-90.00	0.00
BZ11121	428094	6242897	472	117.00	-90.00	0.00
BZ11122	427967	6243023	454	115.19	-90.00	0.00
BZ11123	427994	6242969	459	117.00	-90.00	0.00
BZ11124	428022	6242910	468	126.00	-90.00	0.00
BZ11125	428063	6242837	480	126.00	-90.00	0.00
BZ11126	428087	6242794	487	126.00	-90.00	0.00
BZ11127	428111	6242750	496	126.00	-90.00	0.00
BZ11128	428134	6242711	504	126.00	-90.00	0.00
BZ11129	428158	6242667	513	123.00	-90.00	0.00
BZ11130	428189	6242611	525	126.00	-90.00	0.00
BZ11131	428147	6242599	525	99.00	-90.00	0.00
BZ11132	428127	6242633	521	117.00	-90.00	0.00
BZ11133	428025	6242813	481	99.00	-90.00	0.00
BZ11134	427998	6242866	473	151.00	-90.00	0.00
BZ11135	428058	6242756	492	97.00	-90.00	0.00
BZ11136	427965	6242922	463	150.00	-90.00	0.00
BZ11137	427932	6242876	468	150.00	-90.00	0.00
BZ11138	427961	6242819	475	126.00	-90.00	0.00
BZ11139	428005	6242744	490	129.00	-90.00	0.00
BZ11140	427862	6242894	461	124.74	-65.00	150.00
BZ11141	427909	6242815	473	126.00	-90.00	0.00
BZ11142	427856	6243003	450	126.00	-90.00	0.00
BZ11143	428031	6242702	496	126.00	-90.00	0.00
BZ11144	427945	6242751	485	126.00	-90.00	0.00
BZ11145	427981	6242693	494	126.00	-90.00	0.00
BZ11146	428057	6242657	504	125.30	-90.00	0.00
BZ11147	427902	6242942	458	125.80	-65.00	150.00
BZ11148	428023	6242617	505	100.50	-90.00	0.00
BZ11149	428086	6242607	521	101.00	-90.00	0.00
BZ11150	428051	6243067	451	111.00	-90.00	0.00
BZ11151	428107	6242574	525	97.27	-90.00	0.00
BZ11152	428054	6242571	521	99.00	-90.00	0.00
BZ11153	427872	6242980	451	150.00	-65.00	150.00
BZ11154	428075	6242531	527	99.00	-90.00	0.00
BZ11155	428034	6242492	532	150.00	-90.00	0.00
BZ11156	427813	6242943	452	117.00	-65.00	150.00

HOLE-ID	Easting	Northing	Elevation (m)	Length	Dip	Azimuth
BZ11157	427993	6242456	533	102.06	-90.00	0.00
BZ11158	428002	6242538	515	102.00	-90.00	0.00
BZ11159	428098	6243015	458	117.00	-90.00	0.00
BZ11160	427988	6242583	508	102.00	-90.00	0.00
BZ11161	428162	6242880	479	90.45	-90.00	0.00
BZ11162	427787	6242918	453	126.00	-65.00	150.00
BZ11163	428135	6242825	486	101.70	-90.00	0.00
BZ11164	427959	6242625	499	126.00	-90.00	0.00
BZ11165	428136	6243018	460	123.00	-90.00	0.00
BZ11166	427970	6242510	514	111.00	-90.00	0.00
BZ11167	427814	6242874	461	126.00	-90.00	0.00
BZ11168	428139	6243117	450	126.00	-65.00	150.00
BZ11169	428168	6242967	465	101.70	-90.00	0.00
BZ11170	427915	6242698	489	127.30	-90.00	0.00
BZ11171	427840	6242829	466	126.00	-65.00	150.00
BZ11172	428202	6242914	476	101.76	-90.00	0.00
BZ11173	427989	6242582	508	80.00	-90.00	0.00
BZ11174	428163	6243072	455	123.00	-90.00	0.00
BZ11175	427931	6242584	504	124.44	-90.00	0.00
BZ11176	427894	6242643	495	150.00	-90.00	0.00
BZ11177	428191	6243028	460	126.00	-90.00	0.00
BZ11178	428217	6242983	467	97.86	-90.00	0.00
BZ11179	428242	6242941	476	98.81	-90.00	0.00
BZ11180	427745	6242901	454	126.00	-65.00	150.00
BZ11181	428324	6242988	473	102.00	-90.00	0.00
BZ11182	428301	6243034	467	99.00	-90.00	0.00
BZ11183	427897	6242537	512	150.00	-90.00	0.00
BZ11184	428278	6243077	460	126.00	-90.00	0.00
BZ11185	427702	6242876	460	126.00	-65.00	150.00
BZ11186	428253	6243120	455	106.36	-90.00	0.00
BZ11187	427777	6242746	473	125.50	-90.00	0.00
BZ11188	427975	6242427	539	147.00	-90.00	0.00
BZ11189	428228	6243164	452	126.00	-90.00	0.00
BZ11190	428295	6243148	455	126.00	-90.00	0.00
BZ11191	427722	6242841	465	126.00	-65.00	125.80
BZ11192	428207	6243100	456	125.90	-90.00	0.00
BZ11193	428340	6243171	452	125.33	-90.00	0.00
BZ11194	427922	6242494	517	102.00	-90.00	0.00
BZ11195	427752	6242789	469	123.00	-90.00	0.00
BZ11196	428238	6243047	463	126.00	-90.00	0.00
BZ11197	428365	6243127	460	126.00	-90.00	0.00
BZ11198	427694	6242388	517	126.20	-90.00	0.00

HOLE-ID	Easting	Northing	Elevation (m)	Length	Dip	Azimuth
BZ11199	427813	6242582	500	123.00	-90.00	0.00
BZ11200	427709	6242763	470	126.00	-65.00	150.00
BZ11201	427866	6242492	514	102.00	-90.00	0.00
BZ11203	427625	6242409	507	125.00	-90.00	0.00
BZ11204	427791	6242420	518	126.00	-90.00	0.00
BZ11205	427744	6242301	528	153.00	-90.00	0.00
BZ11206	427842	6242433	521	102.00	-90.00	0.00
BZ11207	427786	6242329	528	102.00	-90.00	0.00
BZ11208	428378	6242903	493	99.44	-90.00	0.00
BZ11209	427673	6242726	465	105.00	-65.00	150.00
BZ11210	427761	6242372	521	102.00	-90.00	0.00
BZ11211	427719	6242345	523	126.00	-90.00	0.00
BZ11212	427769	6242259	534	141.00	-90.00	0.00
BZ11213	427682	6242211	535	150.00	-90.00	0.00
BZ11214	427725	6242235	534	126.00	-90.00	0.00
BZ11215	427675	6242621	475	126.00	-65.00	150.00
BZ11216	427736	6242415	515	126.00	-90.00	0.00
BZ11217	427650	6242366	517	141.00	-90.00	0.00
BZ11218	427715	6242552	495	150.00	-65.00	150.00
BZ11219	427711	6242459	509	147.22	-90.00	0.00
BZ11220	427817	6242476	514	126.00	-90.00	0.00
BZ11221	427686	6242502	501	135.00	-90.00	0.00
BZ11222	427742	6242503	503	150.00	-65.00	150.00
BZ11223	427791	6242519	507	126.00	-90.00	0.00
BZ11224	427661	6242545	494	126.00	-90.00	0.00
BZ11225	427727	6242631	483	126.00	-90.00	0.00
BZ11226	427891	6242447	521	123.39	-90.00	0.00
BZ11227	427697	6242682	468	120.00	-65.00	150.00
BZ11228	427886	6242754	477	126.00	-90.00	0.00
BZ11229	427644	6242474	498	150.00	-65.00	150.00
BZ11230	428267	6242896	486	101.74	-90.00	0.00
BZ11231	427751	6242691	476	126.00	-65.00	150.00
BZ11232	428354	6242948	483	100.67	-90.00	0.00
BZ11233	428169	6242765	498	102.00	-90.00	0.00
BZ11234	427581	6242383	511	123.00	-90.00	0.00
BZ11235	427746	6242598	492	125.75	-90.00	0.00
BZ11236	428203	6242707	516	99.00	-90.00	0.00
BZ11237	428335	6243079	465	126.00	-90.00	0.00
BZ11238	427611	6242632	477	138.26	-90.00	0.00
BZ11239	428185	6242836	489	102.00	-90.00	0.00
BZ11240	427607	6242340	518	149.53	-90.00	0.00
BZ11241	428265	6243201	455	126.00	-65.00	330.00

HOLE-ID	Easting	Northing	Elevation (m)	Length	Dip	Azimuth
BZ11242	427635	6242590	487	141.00	-90.00	0.00
BZ11243	427675	6242322	522	148.00	-90.00	0.00
BZ11244	427617	6242723	471	125.80	-65.00	150.00
BZ11245	427678	6242816	465	126.00	-90.00	0.00
BZ11246	427632	6242297	525	174.00	-90.00	0.00
BZ11248	427595	6242561	488	150.00	-65.00	150.00
BZ11249	427620	6242517	494	165.00	-65.00	150.00
BZ11250	427563	6242315	520	145.33	-90.00	0.00
BZ11251	427600	6242452	501	150.00	-90.00	0.00
BZ11252	427657	6242254	532	150.00	-90.00	0.00
BZ11253	427613	6242228	533	150.00	-90.00	0.00
BZ11254	427700	6242279	530	148.75	-90.00	0.00
BZ11255	427588	6242272	526	150.00	-90.00	0.00
		TOTALS	138	17110.40